                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the transition period from ____ to ____

Commission file number 0-18595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ELIZABETHTOWN WATER COMPANY SAVINGS
                  AND INVESTMENT PLAN - 401-K


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  E'TOWN CORPORATION
                  600 South Avenue
                  Westfield, New Jersey 07090

                 ELIZABETHTOWN WATER COMPANY
                 SAVINGS AND INVESTMENT PLAN - 401(K)

                 FINANCIAL STATEMENTS FOR THE YEARS
                 ENDED DECEMBER 31, 1996 AND 1995 AND
                 SUPPLEMENTAL SCHEDULES FOR THE
                 YEAR ENDED DECEMBER 31, 1996 AND
                 INDEPENDENT AUDITORS' REPORT

                 PREPARED FOR FILING AS PART OF THE ANNUAL
                 RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
--------------------------------------------------------------------------------

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)
--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------

DESCRIPTION                                                               PAGE

Independent Auditors' Report                                                1

Statements of Net Assets Available for Benefits
as of December 31, 1996 and 1995                                            2

Statements of Changes in Net Assets Available
for Benefits for the Years Ended December 31, 1996
and 1995                                                                    3

Notes to Financial Statements for the Years Ended
December 31, 1996 and 1995                                                  4

Supplemental Schedule of Assets Held for Investment
Purposes as of December 31, 1996 (Item 27a)                                 7

Supplemental Schedule of Reportable Transactions
for the Year Ended December 31, 1996 (Item 27d)                             8

Supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required.

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT


Elizabethtown Water Company
Savings and Investment Plan - 401(k)

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of Elizabethtown Water Company Savings and Investment Plan - 401(k) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Parsippany, NJ
June 24, 1997

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996 AND 1995

                                                               1996
                                               Growth   Government
                                   Savings    & Income  Securities   Stock       Loan
                                    Fund        Fund       Fund       Fund       Fund       Total
                                   ----------------------------------------------------------------
ASSETS:
Contributions receivable           $ 11,965  $   36,923  $ 10,394  $   43,528        --  $  102,810
Cash                                     --          78         7      64,191        --      64,276
Accrued income                            8          38     4,222          --        --       4,268
Accrued Repayment of Loans              642       1,249       355       1,164        --       3,410
Investments                         878,388   2,872,910   891,855   4,008,785  $137,450   8,789,388
                                   --------  ----------  --------  ----------  --------  ----------
Total Assets                        891,003   2,911,198   906,833   4,117,668   137,450   8,964,152
                                   --------  ----------  --------  ----------  --------  ----------

LIABILITIES:
Forfeitures due the Company              --          --        --       5,618        --       5,618
                                   --------  ----------  --------  ----------  --------  ----------

Total Liabilities                        --          --        --       5,618        --       5,618
                                   --------  ----------  --------  ----------  --------  ----------

NET ASSETS AVAILABLE FOR BENEFITS  $891,003  $2,911,198  $906,833  $4,112,050  $137,450  $8,958,534
                                   ========  ==========  ========  ==========  ========  ==========

                                                           1995
                                   Savings  Cap. Apprec. Gov. Sec.       Stock      Loan
                                       Fund       Fund       Fund        Fund       Fund        Total
                                   ----------------------------------------------------------------------
ASSETS:
Contributions receivable           $ 12,306  $   28,032  $ 11,181    $   33,667         --     $   85,186
Cash                                     --          --        --        51,343         --         51,343
Accrued income                            2          --        --            94         --             96
Accrued Repayment of Loans              727       1,236       204         1,065         --          3,232
Investments                         708,982   1,899,374   719,821     3,068,321   $164,046      6,560,544
                                   --------  ----------  --------    ----------   --------     ----------
Total Assets                        722,017   1,928,642   731,206     3,154,490    164,046      6,700,401
                                   --------  ----------  --------    ----------   --------     ----------

LIABILITIES:
Forfeitures due the Company              --          --        --           706         --            706
                                   --------  ----------  --------    ----------   --------     ----------

Total Liabilities                        --          --        --           706         --            706
                                   --------  ----------  --------    ----------   --------     ----------

NET ASSETS AVAILABLE FOR BENEFITS  $722,017  $1,928,642  $731,206    $3,153,784   $164,046     $6,699,695
                                   ========  ==========  ========    ==========   ========     ==========


See notes to financial statements.

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                             1996
                                                           Growth   Government
                                                Savings   & Income  Securities      Stock      Loan
                                                 Fund       Fund       Fund         Fund       Fund         Total
                                               --------------------------------------------------------------------
ADDITIONS:
Contributions:
Employer                                             --          --         --   $  327,118         --   $  327,118
Employees                                      $159,814  $  456,482  $ 150,423      223,479         --      990,198
Dividend Income                                      --      63,459     47,437      235,146         --      346,042
Interest Income                                      98         303        143          841  $  16,025       17,410
Rollovers                                        17,654          --     17,654           --         --       35,308
Net Appreciation
  (Depreciation) in fair value of investments    48,578     419,423    (17,317)     222,851         --      673,535
Transfers between Funds                              --      57,259          4       12,715         --       69,978
Participant Loans                                    --          --         --           --     42,756       42,756
Repayment of Loan                                 7,277      17,445      3,831       16,769         --       45,322
                                               --------  ----------  ---------   ----------  ---------   ----------
 Total Additions                                233,421   1,014,371    202,175    1,038,919     58,781    2,547,667
                                               --------  ----------  ---------   ----------  ---------   ----------

DEDUCTIONS:
Distributions to Participants                    11,231      10,115      4,151       59,602         --       85,099
Forfeitures                                          --          --         --        5,618         --        5,618
Employee Loans                                   19,600      21,700         --        1,456                  42,756
Repayment of Loans                                   --          --         --           --     85,377       85,377
Transfer between Funds                           33,604          --     22,397       13,977         --       69,978
                                               --------  ----------  ---------   ----------  ---------   ----------
  Total Deductions                               64,435      31,815     26,548       80,653     85,377      288,828
                                               --------  ----------  ---------   ----------  ---------   ----------

NET INCREASE (DECREASE)                         168,986     982,556    175,627      958,266    (26,596)   2,258,839

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                            722,017   1,928,642    731,206    3,153,784    164,046    6,699,695
                                               --------  ----------  ---------   ----------  ---------   ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                 $891,003  $2,911,198  $ 906,833   $4,112,050  $ 137,450   $8,958,534
                                               ========  ==========  =========   ==========  =========   ==========


                                                                             1995

                                                Savings    Cap. Apprec. Gov. Sec.    Stock      Loan
                                                 Fund       Fund         Fund        Fund       Fund       Total
                                                -------------------------------------------------------------------
ADDITIONS:
Contributions:
Employer                                              --                      --   $  232,055        --  $  232,055
Employees                                       $160,786   $  361,521   $141,754      204,563        --     868,624
Dividend Income                                       --        6,705     33,888      189,354        --     229,947
Interest Income                                      137           75          7          659  $ 13,416      14,294
Rollovers                                             --        4,259         --        1,825        --       6,084
Net Appreciation
  (Depreciation) in fair value of investments     39,973      438,474     37,686      368,515        --     884,648
Transfers between Funds                           38,138       21,575       9832       28,493        --      98,038
Participant Loans                                     --           --         --           --    56,700      56,700
Repayment of Loan                                  8,076       16,143      2,095       15,501        --      41,815
                                                --------   ----------   --------   ----------  --------  ----------
 Total Additions                                 247,110      848,752    225,262    1,040,965    70,116   2,432,205
                                                --------   ----------   --------   ----------  --------  ----------

DEDUCTIONS:
Distributions to Participants                      2,646        8,437        778       64,761        --      76,622
Forfeitures                                           --           --         --          772        --         772
Employee Loans                                    32,080       13,240      6,380        5,000        --      56,700
Repayment of Loans                                    --           --         --           --    41,815      41,815
Transfer between Funds                            36,674       54,542      2,128        4,694        --      98,038
                                                --------   ----------   --------   ----------  --------  ----------
  Total Deductions                                71,400       76,219      9,286       75,227    41,815     273,947
                                                --------   ----------   --------   ----------  --------  ----------

NET INCREASE (DECREASE)                          175,710      772,533    215,976      965,738    28,301   2,158,258

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                             546,307    1,156,109    515,230    2,188,046   135,745   4,541,437
                                                --------   ----------   --------   ----------  --------  ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                  $722,017   $1,928,642   $731,206   $3,153,784  $164,046  $6,699,695
                                                ========   ==========   ========   ==========  ========  ==========


See notes to financial statements.

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(k)
------------------------------------

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

        General

        The Savings and Investment Plan - 401(k) (Plan) was adopted by the Elizabethtown Water Company (Company) as of January 1, 1988. The Plan is administered by the Administrative Committee of the Company, appointed from time to time by the Board of Directors. Expenses incurred in the administration of the Plan are paid by the Company.

        Eligibility

        Employees of Elizabethtown Water Company, The Mount Holly Water Company, E'town Corporation and E'town Properties who were non-union employees as of January 1, 1988 were eligible to join the Plan. As of January 1, 1995, employees who are union employees are eligible to join the Plan. Employees may become members of the Plan after three months of service and may enter the Plan at the next entry date. The entry dates are January 1 and July 1. If an employee withdraws from the Plan, the employee may not rejoin the Plan until the second entry date following withdrawal.

        Contributions

        Non-union employees may reduce their salaries up to 10% or a dollar limit of $9,500 and direct that the salary reductions be invested in the Plan. This salary reduction, in accordance with the Internal Revenue Code Section 401(k), shall not be subject to Federal or state income taxes. The Company matched 50% in 1995 and effective April 1, 1996 the Company matched 60% of participating non-union employees' salary reductions up to 6%.

        Union employees may reduce their salaries up to 6% and, effective February 1, 1996, the Company will match 10% of participating union employees' salary reductions up to that 6%.

        Salary reductions are deducted each payroll period and deposited along with the Company's matching contributions with the Trustee of each investment fund at the end of the month.

        The Plan provides that the salary reductions and matching contributions are recorded in the accounts of the eligible participants.

        Vesting and Distribution

        All salary reductions are 100% vested and non-forfeitable. Employees are vested in Company matching contributions based upon years of service. Employees vest 25% each year after two years of service and are 100% vested after five years of service. Distributions may be made from the plan upon retirement, disability, death or separation from service. Distributions may also be made for special financial hardship situations in accordance with the Internal Revenue Code guidelines.

        Loans

        Participants who are non-union may be granted a loan for Plan designated purposes for up to 50% of their vested plan balance. Loans are repaid over a period of up to 5 years, or longer for a loan for the purchase of a principal residence. The interest rate is 2 points above prime or the prevailing mortgage rate for a residential loan. At December 31, 1996 interest rates on these loans range from 6.61% to 11% and maturity dates range from March 1997 to October 2006. The loan and the interest payments are credited to the participants' investment funds in relation to the participants' investment decision.

        Termination of the Plan

        The Plan may be terminated at any time by the Company. In the event of termination, the assets of the Plan will be distributed to the participants by the Trustees, according to the participants' account balances, less the administration costs of the Trustee.

        Investments

        In 1995, there were four investment options: First Fidelity - Capital Appreciation Equity Fund, First Fidelity - Intermediate Government Fund, First Fidelity - Guaranteed Investment Contract and E'town Corp. Common Stock. The employee may elect to have their contribution invested in any fund. The Company's matching contribution is invested in the stock fund.

                Savings Fund - The Savings Fund is invested in a Guaranteed Investment Contract Fund (GIC), managed by First Fidelity Bank which invests in GIC's and short-term securities.

                Capital Appreciation Fund - The Capital Appreciation Fund is invested in a Capital Appreciation Equity Fund managed by First Fidelity Bank which invests in diversified common stocks and income securities convertible into common stock.

                Intermediate-Term Government Securities Fund - The Intermediate-Term Government Fund is invested in a intermediate-term government securities fund managed by First Fidelity Bank which invests primarily in U.S. Treasury obligations and money market instruments.

                Stock Fund - The Stock Fund is invested in E'town Corporation common stock which is traded on the New York Stock Exchange. The shares were held in trust for the Plan by First Fidelity Bank. The Plan had 101,853 shares of E'town Corporation common stock at December 31, 1995.

        Effective January 19, 1996, First Fidelity Bank merged with First Union National Bank. On that date, investments held in the previous First Fidelity Bank funds were transferred to similar investments of First Union National Bank. Employees' may elect to have their contributions invested in any of the four following funds. The Company's matching contribution is invested in the stock fund.

                Savings Fund - The Savings Fund is invested in a Guaranteed Investment Contract Fund (GIC), managed by First Union National Bank which invests in GIC's and short-term securities.

                Evergreen Growth and Income Fund - The Growth and Income Fund is invested in a Capital Appreciation Equity Fund managed by First Union National Bank which invests in diversified common stocks and income securities convertible into common stock.

                Evergreen Intermediate-Term Government Securities Fund - The Intermediate-Term Government Fund is invested in an intermediate-term government securities fund managed by First Union National Bank which invests primarily in U.S. Treasury obligations and money market instruments.

                Stock Fund - The Stock Fund is invested in E'town Corporation common stock which is traded on the New York Stock Exchange. The shares are held in trust for the Plan by First Union National Bank. The Plan has 126,760 shares of E'town Corporation common stock at December 31, 1996.

        The Plan's investments are reported at fair market value based on closing market quotations at December 31, 1996 and 1995. Purchases and sales of securities are recorded on a trade date basis.

2. TAX STATUS

        The Plan conforms with the requirements of Section 401(b) of the Internal Revenue Code and is entitled to exemption from Federal income taxation by the Internal Revenue Code.

        The Plan obtained its latest determination letter on July 24, 1995, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.

3. OTHER

        The Plan's accounts are maintained on an accrual basis.

        There are no material lease commitments or parties in interest transactions.

        As of December 31, 1996 and 1995, benefits of $146,526 and $39,543 respectively, were due to participants who have withdrawn from participation in the Plan.

4. SUBSEQUENT EVENTS

        Effective January 1, 1997, the Company merged the Elizabethtown Water Company Employee Stock Ownership Plan into the Plan. The merger of the two plans does not have an impact on participants' benefits.

ELIZABETHTOWN WATER COMPANY                                           Form 5500
SAVINGS AND INVESTMENT PLAN - 401(k)                                  Item 27(a)

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Item 27(a))
AS OF DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                            Original Cost      Market Value
                                                                            -------------      ------------
GIC  Fund

  First Union GIC Commingled Fund                                              $  784,082        $  878,388




Growth & Income Fund

  127,401.75 Shares @ $22.55 per share                                          2,271,315         2,872,910

  First Union Evergreen Money Market Fund                                              78                78


Intermediate-Term Government Bond Fund

  88,477.72 Shares @ $10.08 per share                                             906,586           891,855

  First Union Evergreen Money Market Fund                                               7                 7


Stock Fund

  126,760 Shares of E'town Corporation Stock @ $31.625
      per share                                                                 3,531,498         4,008,785

  First Union Evergreen Money Market Fund                                          64,191            64,191


Loan Fund

Market value at December 31, 1996 represents the total unpaid principal balance at the end of the year. Interest rates on these loans range from 6.61% to 11%. Maturity dates range from March 1997
through October 2006                                                              137,450           137,450
                                                                               ----------        ----------
TOTAL                                                                          $7,695,207        $8,853,664
                                                                               ==========        ==========

                                                                       Form 5500
                                                                      Item 27(d)



ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN-401(k)

SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS (Item 27(d))
FOR THE YEAR ENDED DECEMBER 31, 1996*
--------------------------------------------------------------------------------

                                                 NUMBER                      NUMBER
                                                   OF           TOTAL         OF            TOTAL
                                                PURCHASES     PURCHASES      SALES          SALES
                                                ---------     ---------     -------         -----
GIC FUND:

 GIC Commingled Fund                               3        $   40,950         5        $   27,032
 First Union Evergreen Money
  Market Fund                                      5            25,239         4            25,233
 Stable Portfolio Group Trust                      2            30,414         1            10,000
 GIC BIC Fund                                      8           113,969         7            27,466


GROWTH & INCOME FUND:

 First Fidelity Bank Lexicon Capital
  Appreciation Equity Fund                                                    86         1,742,201
 First Union Evergreen Growth &
  Income Fund                                    107         2,298,874         7            31,814
 First Union Evergreen Money
  Market Fund                                      3            49,985         2            49,978


GOVERNMENT BOND FUND:

 First Fidelity Bank Lexicon Intermediate
  Term Government Fund                                                        78           729,047
 First Union Evergreen Intermediate
  Term Government Fund                           102           933,632         6            26,619

STOCK FUND:

 E'town Corporation
  Common Stock                                    20           866,996         8            30,283
 First Union Evergreen Money
  Market Fund                                      7           137,220         4            83,596



* Reportable transactions consist of any transaction or series of transactions within the Plan year with the same person or entity which, when aggregated, involves an amount that is in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33 - 19600 on Form S-8 of E'town Corporation of our report dated June 24, 1997 appearing in this Annual Report on Form 11-K of the Elizabethtown Water Company Savings and Investment Plan - 401(K) for the year ended December 31, 1996.

Deloitte & Touche LLP

Parsippany, NJ
June 24, 1997

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 30, 1997

                                            ELIZABETHTOWN WATER COMPANY
                                            SAVINGS AND INVESTMENT PLAN - 401(K)


                                            By: /s/ Gail P. Brady
                                            ---------------------
                                            Name:  Gail P. Brady
                                            Title: Trustee